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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                    FORM 15

  CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                       Commission File Number: 812-13022

                  American Enterprise Life Insurance Company
            (Exact name of registrant as specified in its charter)

    55 Ameriprise Financial Center, Minneapolis, MN 55474   (612) 671-3131
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                        American Enterprise MVA Account
                         Commission File No. 333-86297
           (Title of each class of securities covered by this Form)

                                      N/A
  (Titles of all other classes of securities for which a duty to file reports under section 13 (a) or 15 (d) remains)

 Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4 (a) (1) (i) / /           Rule 12h-3 (b) (1) (i) / /
         Rule 12g-4 (a) (1) (ii) / /          Rule 12h-3 (b) (1) (ii) / /
          Rule 12g-4 (a) (2) (i) / /           Rule 12h-3 (b) (2) (i) / /
         Rule 12g-4 (a) (2) (ii) / /          Rule 12h-3 (b) (2) (ii) / /
                                              Rule 15d-6              /X/

Approximate number of holders of record as of the certification of notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934 RiverSource Life Insurance Company, as successor by merger to American Enterprise Life Insurance Company, has caused this certification/notice to be signed by the undersigned duly authorized person.


Date: January 2, 2007             By: Bruce H. Saul
                                      Vice President

Instruction: This form is required by Rule 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.
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ITEM 1.01         ENTRY INTO MATERIAL DEFINITIVE AGREEMENTS

         The information contained on the Form 8-K electronically filed by American Enterprise Life Insurance Company ("AEL") on or about March 22, 2006 (the "March 22, 2006 8-K") relating to the merger (the "Merger") of AEL into IDS Life Insurance Company ("IDS Life"), pursuant to the terms of the Agreement and Plan of Merger, dated March 17, 2006 (the "Agreement"), is incorporated herein by reference. The Agreement attached to the March 22, 2006 8-K as Exhibit 99.1 is also incorporated herein by reference.

ITEM 8.01         OTHER EVENTS

         The Articles of Merger of AEL into IDS Life, filed with the Insurance Department of Indiana on April 21, 2006, provide that the Merger became effective on December 31, 2006. Pursuant to the Merger, RiverSource Life Insurance Company ("RiverSource Life"), formerly known as IDS Life, has acquired all of AEL's issued and outstanding shares, property, and debts. In particular, without limiting the foregoing, the Separate Accounts of AEL (the "Separate Accounts") have been transferred to and vested in RiverSource Life as though they had originally been established by it. RiverSource Life will make all required future reports pursuant to Section 15(d) of the Securities Exchange Act of 1934 regarding the Separate Accounts.

ITEM 9.01         FINANCIAL STATEMENTS AND EXHIBITS

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
EXHIBIT NO.                                          DESCRIPTION
-------------------------------------------------------------------------------------------------------
99.1                                Articles of Merger dated March 17, 2006 by and between IDS Life
                                    Insurance Company and American Enterprise Life Insurance Company
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                                   SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  RIVERSOURCE LIFE INSURANCE COMPANY,
                                  successor by merger to AMERICAN ENTERPRISE
                                  LIFE INSURANCE COMPANY
                                 (REGISTRANT)


                                  By: /s/ Bruce H. Saul
                                      -----------------
                                   Name:  Bruce H. Saul
                                   Title: Vice President

DATE: January 2, 2007